Form 10-K, Exhibit 13
period 1996-12-31
ENCAD INC
filed 1997-03-28
CIK 913599

                                     EXHIBIT 13.1

                                     ENCAD, INC.
                      REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

ENCAD, Inc.
FIVE YEAR FINANCIAL
DATA
(in thousands, except per share data,
 percentages and employees)

                                                1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  Net sales                                     $ 107,437  $  65,548  $  43,653  $  23,229  $  15,000
  Cost of sales                                 $  56,021  $  36,471  $  22,917  $  12,123  $   6,990
  Gross profit                                  $  51,416  $  29,077  $  20,736  $  11,106  $   8,010
  Research and development                      $   8,794  $   5,578  $   3,265  $   1,995  $   1,397
  Operating income                              $  19,572  $  11,619  $   9,137  $   4,118  $   2,672
  Interest income (expense)                     $     183  $     307  $     270  $     (66) $     (69)
  Pretax income                                 $  19,755  $  11,926  $   9,407  $   4,052  $   2,603
  Taxes                                         $   6,902  $   4,069  $   3,392  $   1,317  $     963
  Extraordinary item                            $      --  $      --  $      --  $     463  $     738
  Net income                                    $  12,853  $   7,857  $   6,015  $   3,198  $   2,378
  Earnings per share                            $    1.08  $    0.70  $    0.55  $    0.41  $    0.31

MARGINS
  Gross profit                                        48%        44%        48%        48%        53%
  Research and development                             8%         9%         7%         9%         9%
  Operating income                                    18%        18%        21%        18%        18%
  Pretax income                                       18%        18%        22%        17%        17%
  Net income                                          12%        12%        14%        14%        16%

YEAR END FISCAL POSITION
  Cash and cash equivalents                     $   6,949  $   3,067  $     842  $   7,388  $     203
  Short-term investments                        $      --  $   6,072  $   4,902  $      --  $      --
  Accounts receivable-net                       $  19,762  $  13,029  $   8,582  $   4,177  $   2,831
  Inventories                                   $  13,630  $   8,047  $   4,628  $   2,064  $   2,478
  Property - net                                $  10,881  $   3,138  $   2,224  $   1,028  $     592
  Total current liabilities                     $  14,425  $   7,450  $   4,136  $   3,417  $   2,818
  Shareholders' equity                          $  43,042  $  28,678  $  19,948  $  12,556  $   3,498
  Working capital                               $  30,827  $  25,304  $  17,619  $  11,279  $   3,072

CAPITAL MANAGEMENT
  Depreciation expense                          $   2,726  $   1,599  $     732  $     518  $     466
  Capital expenditures                          $  10,469  $   2,513  $   1,928  $     954  $     365
  Operating return on average assets                  42%        39%        46%        36%        57%
  Return on average equity                            36%        32%        37%        40%       105%
  Long-term debt to equity                           0.0%       0.0%       0.0%       0.2%       7.5%
  Current Ratio                                       3.1        4.4        5.3        4.3        2.1
  Inventory turnover                                  5.2        5.8        6.8        5.3        4.0
  Average days receivable                              56         60         53         55         48

HUMAN RESOURCE MANAGEMENT
  Average number of employees                         355        272        197        138         83
  Average assets per employee                         132        111        102         82         57
  Sales per employee                                  303        241        222        168        141

COMMON SHARES OUTSTANDING*
  Weighted average common and common equiva-
   lent shares outstanding                         11,871     11,192     10,974      7.786      7,674
  Number of shares outstanding at year end         11,300     11,100     10,900     10,300      7,300

*Adjusted for the two-for-one stock split in the form of a 100% stock dividend on May 31, 1996.

ENCAD, Inc.
MANAGEMENT'S
DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands, except percentages)

CONSOLIDATED STATEMENTS OF INCOME

                                               YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                            1996            1995        1994
-------------------------------------------------------------------------------
Net sales                                   100%            100%         100%

Cost of sales                                52%             56%          52%
-------------------------------------------------------------------------------
Gross profit                                 48%             44%          48%

Marketing and selling                        15%             12%          12%

Research and development                      8%              9%           7%

General and administrative                    6%              6%           7%
-------------------------------------------------------------------------------
Income from operations                       18%             18%          21%

Interest income - net                         0%              0%           1%
-------------------------------------------------------------------------------
Income before income taxes                   18%             18%          22%

Provision for income taxes                    6%              6%           8%
-------------------------------------------------------------------------------
Net income                                   12%             12%          14%
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS

YEARS ENDED
DECEMBER 31, 1966 AND 1995

ENCAD's 1996 net sales increased 64% over 1995 net sales. This increase was primarily due to increased unit sales of the Company's NovaJet product lines, including sales of the NovaJet Pro and NovaJet Pro 50 which were introduced in November 1995 and February 1996, respectively. Also contributing to the Company's growth was the successful introduction of two new lines of ink and media ("supplies"). In 1996, supplies sales increased 208% over 1995, and accounted for approximately 14% of 1996 net sales versus 7% in 1995. The Company's multiple original equipment manufacturer ("OEM") arrangements contributed to the increase in net sales for 1996, accounting for 25% of product sales as compared to 19% for 1995.
   For the year ended December 31, 1996, one customer accounted for 15% of product sales whereas no one customer accounted for more than 10% of product sales in 1995. International sales accounted for approximately 59% and 63% of the Company's product sales in 1996 and 1995, respectively.
    Cost of sales includes costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in the manufacture, delivery, support and maintenance of products. Cost of sales as a percentage of net sales decreased to 52% in 1996, from 56% in 1995, causing a comparable increase in gross margin percentages. The decrease in the cost of sales was due primarily to a favorable product mix including the higher margin NovaJet products, offsetting the lower margin products - CADJET, supplies (as a group) and accessories. The Company expects lower gross profit margins in 1997 due to higher technical support costs, possible lower average unit selling prices and increased sales of new products and supplies, which, in general, have lower gross margins than the NovaJet products. The Company's future success

ENCAD, Inc.
MANAGEMENT'S
DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands, except percentages)


will depend on its ability to continue to develop and manufacture competitive products and achieve cost reductions for its existing products.
   Marketing and selling expenses were 15% of net sales compared to 12% in 1995 and grew by 104% over 1995. Most of the increase was related to costs associated with increased staffing, the advertising of new products, increased emphasis on promoting the Company's supplies business and increased trade show activity compared to the same period in the prior year. Marketing and selling expenses are expected to continue to increase over prior periods as the Company promotes its products and supports its marketing and selling activities.
   Research and development spending grew by 58% from 1995 to 1996 and slightly decreased as a percentage of net sales. The increase in spending was driven by increased project costs and staffing levels related to new product development. The Company expects to continue to invest significant resources in these strategic programs and enhancements to existing products. The Company expects that research and development expenses will increase in absolute dollars as compared to prior periods.
   General and administrative expenses were 6% of net sales in 1996 and 1995. The 72% increase in absolute dollars was due to higher staffing levels necessary to support an increased level of business. The Company expects general and administrative expenses will continue to increase in absolute dollars over prior periods. Net interest income decreased to $183 in 1996 from $307 in 1995 due to less cash available for external investment.
    The Company's effective income tax rate in 1996 was 35%, compared to 34% in 1995. The higher rate was due to the Company moving to a higher tax bracket due to increased income.
   1996 net income increased 64% over 1995 for the reasons previously described.

YEARS ENDED
DECEMBER 31, 1995 AND 1994
ENCAD's 1995 net sales increased 50% over 1994 net sales. This increase was primarily due to increased unit sales of the Company's CADJET and NovaJet product lines. The increase in unit sales, however, was partially offset by lower average per unit selling prices. Also contributing to the Company's growth was the successful development and delivery of new products to a broadening marketplace. Two of these products, the CADJET 2 and the NovaJet Pro, were introduced in October and November of 1995, respectively. The Company's multiple OEM arrangements contributed to the increase in net sales for 1995, accounting for 19% of product sales as compared to 15% for 1994.
   For the year ended December 31, 1995, no one customer accounted for more than 10% of product sales whereas one customer accounted for 11% of product sales in 1994. In the quarter ended December 31, 1995, one customer accounted for 11% of product sales. International sales accounted for approximately 63% and 57% of the Company's product sales in 1995 and 1994, respectively.
   Cost of sales as a percentage of total net sales increased to 56% in 1995 from 52% in 1994, primarily due to a decrease in per unit selling prices.
   Marketing and selling expenses were unchanged as a percentage of total net sales for 1995 and 1994, remaining at 12%. In absolute dollars these expenses increased to $8,111 in 1995 from $5,065 in 1994.
   Research and development expenses in 1995 increased to $5,578 from $3,265 in 1994 or to 9% of total net sales in 1995 from 7% in 1994. The increase in absolute dollars and as a percentage of net sales was due to increased project costs and staffing levels related to new product development.
   General and administrative expenses were 6% and 7% of total net sales in 1995 and 1994, respectively. These expenses increased, in absolute dollars, to $3,769 in 1995 from $3,269 in 1994. The increase in absolute dollars was due to higher staffing levels associated with the support of higher sales volume.
   Net interest income increased to $307 in 1995 from $270 in 1994. This change was due to the increase of $1,170 in short-term investments resulting from a higher level of cash provided by operating activities of $5,208.
   The Company's effective income tax rate in 1995 was 34%, compared to 36% in 1994. The lower rate reflects increased tax benefits related to the R&D tax credits available to the Company through June of 1995.
   Net income increased 31% to $7,857 in 1995 from $6,015 in 1994 for the reasons set forth above.

FINANCIAL CONDITION
The Company funds its operations primarily through cash flow provided from operations. As of December 31, 1996, the Company had cash and cash equivalents totaling $6,949, and working capital of $30,827. In comparison, the Company had cash, cash equivalents and short-term investments totaling $9,139, and working capital of $25,304 as of December 31, 1995. The decrease in cash, cash equivalents and short-term investments was due primarily to the Company's acquisition of its headquarter facilities.
   The Company currently invests its excess cash in Certificates of Deposit, U.S. Treasury Bills and money market accounts. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced, to date, any losses on its short-term investments. During
1996, the Company invested cash in short-term investments which generated interest income of $188.
   The Company has received and anticipates it will continue to receive the majority of its cash from collections of accounts receivable from its distributors and OEMs. These groups have a history of timely payments; however, an increasing percentage of international sales can increase accounts receivable balances due to traditionally slower payments by international customers.
   At December 31, 1996 net accounts receivable increased by $6,733 over 1995's year end balance of $13,029. The increase was directly related to increased sales in 1996.
   Inventory levels increased by $5,583 at December 31, 1996 from $8,047 at the end of 1995. This increase was primarily attributable to a general increase in the level of business and also to increased supplies inventories to support increased sales and to provide shorter lead times in filling customer orders.
   In the years ended December 31, 1996 and 1995, the Company had capital expenditures of $10,469 and $2,513, respectively. 1996 expenditures include $6,000 for the purchase of the Company's headquarter facilities. During the next year, the Company plans to increase its capital expenditures, especially for tooling relating to new products and computers, systems and related network assets.
   The Company's overall level of operating expense is expected to increase due to increased expense associated with increased sales and also with the development and marketing of new products. Management believes that its existing cash, cash equivalents, short-term investments, cash generated from operations, and funds available under a bank line of credit will be sufficient to satisfy its currently anticipated working capital needs. Actual cash requirements may vary from planned amounts, depending on the timing of the launch and extent of acceptance of new products. To date, inflation has not had a significant effect on the Company's operating results.

ENCAD, Inc.
INDEPENDENT
AUDITORS'
REPORT

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF ENCAD, INC.

We have audited the accompanying consolidated balance sheets of ENCAD, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                                 DELOITTE & TOUCHE LLP
                                                 SAN DIEGO, CALIFORNIA
                                                 FEBRUARY 4, 1997

ENCAD, Inc.
CONSOLIDATED
BALANCE
SHEETS
(in thousands)

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                 1996         1995
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                $  6,949    $  3,067
     Short-term investments                                         --       6,072
     Accounts receivable - net                                  19,762      13,029
     Inventories                                                13,630       8,047
     Deferred income taxes                                       4,538       2,254
     Prepaid expenses                                              373         285
-------------------------------------------------------------------------------------
         Total current assets                                   45,252      32,754



Property - net                                                  10,881       3,138
Other assets                                                     1,334         236
-------------------------------------------------------------------------------------
TOTAL                                                         $ 57,467    $ 36,128
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                         $  8,244    $  4,572

     Accrued expenses and other liabilities                      6,181       2,878
-------------------------------------------------------------------------------------
          Total current liabilities                             14,425       7,450
-------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
     Preferred stock - no par value; 5,000 shares authorized,
          no shares issued and outstanding                          --          --
     Common stock - no par value; 15,000 shares authorized,
          11,300 and 11,100 shares issued and outstanding in
          1996 and 1995, respectively                           13,338      11,827
     Retained earnings                                          29,704      16,851
-------------------------------------------------------------------------------------
        Total shareholders' equity                              43,042      28,678
-------------------------------------------------------------------------------------
TOTAL                                                         $ 57,467    $ 36,128
-------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

ENCAD, Inc.
CONSOLIDATED STATEMENTS OF
INCOME
(in thousands, except per share data)


                                                     YEAR ENDED DECEMBER 31,
                                          -------------------------------------------
                                             1996            1995          1994
-------------------------------------------------------------------------------------
Net sales                                  $107,437       $ 65,548       $ 43,653
Cost of sales                                56,021         36,471         22,917
-------------------------------------------------------------------------------------
Gross profit                                 51,416         29,077         20,736
Marketing and selling                        16,552          8,111          5,065
Research and development                      8,794          5,578          3,265
General and administrative                    6,498          3,769          3,269
-------------------------------------------------------------------------------------
Operating costs and expenses                 31,844         17,458         11,599
-------------------------------------------------------------------------------------
Income from operations                       19,572         11,619          9,137
Interest income - net                           183            307            270
-------------------------------------------------------------------------------------
Income before income taxes                   19,755         11,926          9,407
Provision for income taxes                    6,902          4,069          3,392
-------------------------------------------------------------------------------------
Net income                                 $ 12,853       $  7,857       $  6,015
-------------------------------------------------------------------------------------
Earnings per share                         $   1.08       $   0.70       $   0.55
-------------------------------------------------------------------------------------
Weighted average common
     and common equivalent shares            11,871         11,192         10,974
-------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

ENCAD, Inc.
CONSOLIDATED STATEMENTS
    OF SHAREHOLDERS'
EQUITY
(in thousands)

                                                            COMMON STOCK
                                                           ----------------        RETAINED
                                                           SHARES     AMOUNT       EARNINGS       TOTAL
-------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                                   10,280    $  9,577      $  2,979     $ 12,556
     Common stock issued under stock
          option and purchase plans,
          including related tax benefits                      150         348            --          348
     Net proceeds from over-allotment
          option exercise                                     450       1,029            --        1,029

     Net income                                                                       6,015        6,015
-------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994                                 10,880      10,954         8,994       19,948
     Common stock issued under stock
          option and purchase plans,
          including related tax benefits                      120         573            --          573
     Exercise of warrants                                     100         300            --          300
     Net income                                                                       7,857        7,857
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                 11,100      11,827        16,851       28,678
     Common stock issued under stock
          option and purchase plans,
          including related tax benefits                      200       1,511            --        1,511
     Net income                                                --          --        12,853       12,853
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                 11,300    $ 13,338      $ 29,704     $ 43,042
-------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

ENCAD, Inc.
CONSOLIDATED STATEMENT OF
CASH FLOWS
(in thousands)


                                                                         YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------
                                                                 1996            1995          1994
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                               $ 12,853         $ 7,857       $ 6,015
     Adjustments to reconcile net income to cash provided
          by (used in) operating activities:
               Depreciation and amortization                     2,726           1,599           732
               Provision for losses on accounts receivable
                    and inventories                              3,987           1,347         1,036
               Tax benefit from exercise of stock options          539             173           176
               Changes in assets and liabilities:
                    Accounts receivable                         (7,033)         (4,692)       (5,051)
                    Inventories                                 (9,270)         (4,521)       (2,954)
                    Deferred income taxes                       (2,284)           (501)         (896)
                    Prepaid expenses and other assets           (1,186)            632          (669)
                    Accounts payable                             3,672           2,231           358
                    Accrued expenses and other liabilities       3,303           1,083           397
---------------------------------------------------------------------------------------------------------
                     Cash provided by (used in) operating
                        activities                               7,307           5,208          (856)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property                                     (10,469)         (2,513)       (1,928)
     Net cash from (purchases of) short-term investments         6,072          (1,170)       (4,902)
---------------------------------------------------------------------------------------------------------
                         Cash used in investing activities      (4,397)         (3,683)       (6,830)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Exercise of common stock options and sale of stock
          under employee stock purchase plan                       972             418           172
     Net proceeds from issuance of common stock                     --             282         1,029
     Payments on capital lease obligations                          --              --           (61)
---------------------------------------------------------------------------------------------------------
                         Cash provided by financing activities     972             700         1,140
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             3,882           2,225        (6,546)
Cash and cash equivalents at beginning of year                   3,067             842         7,388
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $  6,949         $ 3,067       $   842
---------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the year for income taxes               $  7,927         $ 3,551       $ 5,005



See Notes to Consolidated Financial Statements.

ENCAD, Inc.

NOTES TO CONSOLIDATED
          FINANCIAL STATEMENTS

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY ENCAD, Inc. and its subsidiaries (collectively, the "Company") operate in one industry segment, principally the design, development, manufacture and sale of wide-format color inkjet printers and related supplies for the graphic arts and computer-aided design markets.
    The Company markets and sells its products domestically and internationally primarily through specialty distributors, dealers, value-added resellers and original equipment manufacturers. Export sales accounted for 59%, 63% and 57% of 1996, 1995 and 1994 net sales, respectively. Receivables from export sales at December 31, 1996 and 1995 were approximately $11,508,000 and $7,606,000, respectively. In 1996, one customer accounted for 15% of sales. In 1995, no one customer accounted for more than 10% of sales, and in 1994, one customer accounted for 11% of sales.

    PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

    SHORT-TERM INVESTMENTS Short-term interest bearing investments are those with maturities of less than one year but greater than three months when purchased. These investments are readily convertible to cash and are stated at cost, which approximates fair value.

    INVENTORIES Inventories are stated at the lower of cost (first-in, first-out method) or market.

    PROPERTY Property is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the property: buildings and related improvements - 40 years; machinery, equipment, furniture and fixtures - two to five years.

    REVENUE RECOGNITION Revenue from product sales is recognized at the time of shipment. Price protection adjustments to customers are accrued when the anticipated price reduction is known.

    WARRANTY The Company warrants its products against defects, generally for one year. Management evaluates the Company's warranty experience and adjusts its warranty reserve accordingly.

    PRODUCT RETURNS In the event the Company terminates any of its distribution agreements, the terminated distributor may return products for a refund. The Company has not experienced any significant terminations or product returns to date.

    RESEARCH AND DEVELOPMENT Research and development costs are expensed in the period incurred.

    EARNINGS PER SHARE Earnings per share are computed based on the weighted average number of common dilutive and common equivalent shares outstanding during each period using the treasury stock method. Stock options are considered to be common stock equivalents. Fully diluted earnings per share have not been presented as part of the consolidated statements of income because the differences are not material.

    INCOME TAXES The Company adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes be reported in the Company's financial statements utilizing the asset and liability method. Under this method, deferred income taxes are determined based on enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

    FOREIGN CURRENCY TRANSLATION Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses of the Company's foreign subsidiaries historically have not been material. All of the Company's worldwide sales are conducted in U.S. dollars. Gains and losses on transactions in denominations other than the functional currency of the Company's foreign operations, while not material in amount, are included in the results of operations. The Company has not entered into foreign exchange transactions to hedge certain balance sheet exposures and intercompany balances against movements in foreign exchange rates as these balances have historically not been material.

    CONCENTRATION OF CREDIT RISK The Company sells its products primarily to customers in the United States, Europe and Asia. The Company maintains a reserve for potential credit losses and such losses, to date, have been minimal.

    ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123 In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply
APB Opinion No. 25, "Accounting for Stock Issued to Employees," which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and has disclosed the required proforma effect on the net income and earnings per share. See Note 6.

    SHAREHOLDERS' EQUITY Effective May 31, 1996, for shareholders of record on May 17, 1996, the Company effected a two-for-one stock split payable in the form of a 100% stock dividend resulting in the issuance of 5,599,007 shares of common stock. The effects of the stock split have been retroactively restated in these financial statements.

    RECLASSIFICATIONS Certain items in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

2. BALANCE SHEET DETAILS (in thousands)
                                                   DECEMBER 31,
                                             -------------------------
                                               1996           1995
----------------------------------------------------------------------
ACCOUNTS RECEIVABLE:
Trade receivables                            $ 20,404       $ 13,472
Allowance for doubtful accounts                  (642)          (443)
----------------------------------------------------------------------
Total                                        $ 19,762       $ 13,029
----------------------------------------------------------------------
INVENTORIES:
Raw materials                                $  7,247        $ 4,601
Work-in-process                                   253            224
Finished goods                                  6,130          3,222
----------------------------------------------------------------------
Total                                        $ 13,630       $  8,047
----------------------------------------------------------------------
PROPERTY - AT COST:
Machinery and equipment                      $  7,289       $  5,027
Buildings and improvements                      5,601             84
Furniture and fixtures                          1,787            865
Land                                            1,250             --
----------------------------------------------------------------------
                                               15,927          5,976

Accumulated depreciation
     and amortization                          (5,046)        (2,838)
----------------------------------------------------------------------
Total                                        $ 10,881       $  3,138
----------------------------------------------------------------------
ACCRUED EXPENSES AND OTHER LIABILITIES:
Compensation and vacation pay                $  3,197       $    937
Warranty                                        1,538          1,212
Co-op programs                                    736            482
Income taxes payable                              690            114
Other                                              20            133
----------------------------------------------------------------------
Total                                        $  6,181       $  2,878
----------------------------------------------------------------------

3. REVOLVING LINE OF CREDIT
At December 31, 1996, the Company had available a $12 million revolving line of credit (the "Line") which provides for interest at the bank's prime rate (8.25% at December 31, 1996) or 2.25 % over the London Interbank Overnight Rate (5.50% at December 31, 1996) on outstanding balances. The Line requires the Company to maintain: (i) a minimum amount of net working capital and net worth, (ii) a quick ratio of 1.5 to 1.0, and (iii) a total debt to net worth ratio less than .6 to 1.0. No borrowings were outstanding under the Line at December 31, 1996. The Line expires on January 2, 1999.

4. OPERATING LEASE COMMITMENTS
During 1995 and for the first month of 1996, the Company leased its primary facility under an operating lease, which would have expired in December 1998. In February 1996, the Company acquired this facility. Rental expense under operating leases was approximately $298,000, $604,000 and $258,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The Company has no commitments, as of December 31, 1996, under non-cancelable operating leases.

5. INCOME TAXES (in thousands except for percentages) The tax effects of items comprising the Company's net deferred income tax asset are as follows:

                                                   DECEMBER 31,
                                             -------------------------
                                               1996             1995
----------------------------------------------------------------------
Non deductible reserves and accruals         $ 2,817        $ 1,407
Differences between book and tax
     basis in inventory and property             856            349
Accrued co-op advertising                        323            208
State taxes                                      287            197
Accrued commissions to foreign
     related party                               198             50
Other                                             57             43
----------------------------------------------------------------------
Total                                        $ 4,538        $ 2,254
----------------------------------------------------------------------

    The components of the provision for income taxes are as follows:

                                               YEAR ENDED DECEMBER 31,
                                            ----------------------------
                                              1996      1995      1994
------------------------------------------------------------------------
CURRENT EXPENSE:
     Federal                                $ 7,269   $ 3,524   $ 3,277
     State                                    1,810     1,030     1,011
     Foreign                                    106        17         -
DEFERRED EXPENSE:
     Federal                                 (1,865)     (396)     (740)
     State                                     (418)     (106)     (156)
------------------------------------------------------------------------
Total                                       $ 6,902   $ 4,069   $ 3,392
------------------------------------------------------------------------

    The effective rate of the provision for income taxes differs from the federal statutory rate because of the effect of the following items:

                                               YEAR ENDED DECEMBER 31,
                                            ---------------------------
                                              1996      1995      1994
-----------------------------------------------------------------------
Statutory rate                                35.0%     34.0%     34.0%
State income taxes, net of
     Federal benefit                           6.2       6.2       6.2
Benefit of foreign sales
     corporation, net of tax                  (4.0)     (4.2)     (4.2)
Income tax credit                             (0.8)     (1.0)      0.3
Other                                         (1.4)     (0.8)     (0.2)
------------------------------------------------------------------------
Effective rate                                35.0%     34.2%     36.1%
------------------------------------------------------------------------

6. EMPLOYEE BENEFIT PLANS (in thousands except for percentages and average and exercise price data) The number of shares authorized under the following plans, and the number of shares outstanding will be appropriately adjusted in the event of certain changes in the Company's capital structure, such as stock dividends or splits, or other recapitalizations.

    1993 EMPLOYEE STOCK PURCHASE PLAN Under this plan, for which 400 shares of common stock have been reserved for issuance, eligible employees may elect up to 10% of their cash compensation to be deducted each pay period for the purchase of common stock. Participants may not purchase more than 2 shares of common stock in any purchase period and not more than $25 worth of common stock in any one calendar year. On the last business day of each calendar quarter, shares of common stock are purchased with the employees' payroll deductions, at a price per share of 85% of the lesser of the closing market price of the common stock on the purchase date, or the closing market price on the first day of the period. The plan will terminate on January 1, 2003. In 1996, 1995 and 1994, 60, 62 and 61 shares, respectively, were issued, at average prices ranging from $7.44 to $8.49, $5.26 to $5.63, and $2.13 to $2.20, respectively. An additional 17 shares have been purchased, but not issued as of December 31, 1996. At December 31, 1996, 200 shares were available for purchase under the plan.

    1993 STOCK OPTION/STOCK ISSUANCE PLAN Under this plan, for which 1,559 shares of common stock have been reserved for issuance, employees, officers, directors and consultants may be granted incentive or non-qualified stock options. All outstanding options under any of the Company's previous stock option plans were incorporated into this plan but will continue to be governed by the terms and conditions under which those options were granted. Only non-qualified stock options have been granted under this plan to date, at prices not less than fair market value on the date of grant. Although this plan allows for other terms, the options granted are generally exercisable quarterly over four years and expire in ten years.

    A summary of option activity follows:

                                                    OPTIONS OUTSTANDING
                                              ----------------------------------
                               AVAILABLE                 EXERCISE     AGGREGATE
                               FOR GRANT     NUMBER       PRICES        PRICE
--------------------------------------------------------------------------------
BALANCES,
     JANUARY 1, 1994               457        360    $ 0.07 - $ 2.81   $   421
Options granted                   (239)       239      4.13 -   7.31     1,236
Options exercised                   --        (89)     4.13 -   9.25       (33)
Options canceled                    14        (14)     0.07 -   1.17       (13)
--------------------------------------------------------------------------------
BALANCES,
     JANUARY 1, 1995               232        496      0.07 -   7.31     1,611
Authorized                         500         --        --       --        --
Options granted                   (543)       543      7.13 -  13.75     4,827
Options exercised                   --        (57)     6.88 -  14.81      (146)
Options canceled                   271       (271)     1.17 -  12.94    (2,602)
--------------------------------------------------------------------------------
BALANCES,
     JANUARY 1, 1996               460        711      0.07 -  13.75     3,690
Options granted                   (460)       460      8.00 -  39.88     5,201
Options exercised                   --       (140)     8.00 -  45.38      (546)
Options canceled                    89        (89)     0.07 -   8.00      (569)
--------------------------------------------------------------------------------
BALANCES,
     DECEMBER 31, 1996              89        942    $ 0.07 - $39.88   $ 7,776
--------------------------------------------------------------------------------

    At December 31, 1996, 89 shares were available for grant under this plan.

    The following table summarizes information about stock options outstanding at December 31, 1995 and 1996:

                                  WEIGHTED
                                   AVERAGE      WEIGHTED               WEIGHTED
        RANGE OF                  REMAINING     AVERAGE                 AVERAGE
        EXERCISE      NUMBER     CONTRACTUAL    EXERCISE     NUMBER    EXERCISE
        PRICES      OUTSTANDING     LIFE         PRICE     EXERCISABLE   PRICE
--------------------------------------------------------------------------------
1995
$   0.07  - $ 1.17      131          1.5        $  0.62        106       $ 0.52
    2.81  -   4.44      182          8.1           3.86         77         3.78
    7.13  -   7.25      235          9.6           7.19          8         7.23
    7.31  -   7.88       85          9.3           7.52         11         7.35
    8.44  -  13.75       78          9.9           8.68          0         0.00
-------------------------------------------------------------------------------
$   0.07  - $13.75      711          7.7        $  5.33        202       $ 2.40
-------------------------------------------------------------------------------
1996
$  0.07  - $ 1.17        66          0.94        $  0.86        59       $ 0.82
   2.81  -   4.44       132          7.14           3.64        90         3.58
   7.19  -   7.88       243          8.53           7.31        58         7.33
   8.00  -   8.50       240          8.92           8.14        39         8.19
  10.63  -  11.50       226          9.26          11.39        21        11.45
  13.75  -  21.75        12          9.17          18.23         1        16.17
  34.75  -  39.88        23          9.88          35.39         0         0.00
-------------------------------------------------------------------------------
$  0.07  - $39.88       942          8.12        $  8.36       268       $ 5.12
-------------------------------------------------------------------------------

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation expense for the Company's stock option plan and stock purchase plan been determined based upon the fair value at the grant date for awards under those plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for 1996 and 1995 would have been reduced by approximately $909 and $279, respectively, and $0.08 per share and $0.02 per share respectively.

    The fair value of the options granted during 1996 and 1995 is estimated as $2,054 and $1,581, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                              1996        1995
----------------------------------------------------------------------
Volatility                                     65%         65%
Risk-free interest rate                         6%          6%
Forfeiture rate                                 --          --
Expected life (years)                         2.68        2.80
----------------------------------------------------------------------

7. QUARTERLY FINANCIAL INFORMATION
(unaudited; in thousands, except per share data) Summarized quarterly financial information for each of the three years ended December 31, 1996, 1995, and 1994 is as follows:

                         1ST         2ND         3RD         4TH      FISCAL
                       QUARTER     QUARTER     QUARTER     QUARTER     YEAR
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
Net sales             $ 19,618    $ 24,752    $ 30,047    $ 33,020   $ 107,437
Income from
     operations          3,157       4,357       5,594       6,464      19,572
Net income               2,099       2,805       3,732       4,217      12,853
Earnings
     per share            0.18        0.24        0.31        0.35        1.08
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
Net sales               14,666      17,524      15,606      17,752      65,548
Income from
     operations          3,169       3,266       2,522       2,662      11,619
Net income               1,991       2,238       1,786       1,842       7,857
Earnings
     per share            0.18        0.20        0.16        0.16        0.70
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Net sales                8,646      11,945      11,475      11,587      43,653
Income from
     operations          1,611       2,600       2,629       2,297       9,137
Net income               1,007       1,593       1,703       1,712       6,015
Earnings
     per share            0.09        0.15        0.15        0.16        0.55
--------------------------------------------------------------------------------

ENCAD, Inc

RISKS
  AND UNCERTAINTIES

    POTENTIAL FLUCTUATION IN QUARTERLY PERFORMANCE The Company's quarterly operating results can fluctuate significantly depending on factors such as the timing of product announcements and subsequent introductions by the Company and its competitors, availability and cost of components, timing of shipments of the Company's products, mix of product families shipped, market acceptance of new products, seasonality, currency fluctuations, changes in prices by the Company and its competitors, price protection for selling price reductions offered to distributors and OEMs, the timing of expenditures for staffing and related expenditures, advertising, promotion, research and development and changes in general economic conditions. Any one of these factors could have a material adverse effect on the Company's results of operations. The Company may experience significant quarterly fluctuations in total revenues as well as operating expenses with respect to future new product introductions. In addition, the Company's component purchases, production and spending levels are based upon forecast demand for the Company's products. Accordingly, any inaccuracy in forecasting could adversely affect the Company's results of operations. Demand for the Company's products could be adversely affected by a slowdown in the overall demand for computer systems or printer products. The Company's failure to complete shipments during a quarter could have a material adverse effect on the Company's results of operations for that quarter. Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company can maintain the levels of revenue and profitability experienced over the past three years on a quarterly or annual basis.

    HIGHLY COMPETITIVE INDUSTRY The markets for the Company's products, both printers and supplies, are highly competitive and rapidly changing and the Company believes that new competitors will likely enter the market. The Company's principal competitor is Hewlett-Packard Company ("Hewlett-Packard"), which dominates certain wide-format inkjet markets. In addition to direct competition in inkjet printers and related supplies, the Company's products also face competition from other technologies in the wide-format market. Such technologies include pen, electrostatic and thermal methods. Some of the Company's current and prospective competitors, particularly Hewlett-Packard, have significantly greater financial, technical, manufacturing and marketing resources than the Company. The Company's ability to compete in the wide-format inkjet market depends on a number of factors within and outside its control, including the success and timing of product introductions by the Company and its competitors, price, performance, product distribution, marketing ability, and customer support. A key element of the Company's strategy is to provide competitively priced, quality products. There can be no assurance that the Company's products will continue to be competitively priced. The Company has reduced prices on certain of its products in the past and will likely continue to do so in the future. Price reductions, if not offset by similar reductions in cost of goods sold, will affect gross margins and may adversely affect the Company's results of operations.

    SHORT PRODUCT LIVES AND TECHNOLOGICAL CHANGE The markets for wide-format printers and related supplies are characterized by rapidly evolving technology, frequent new product introductions and significant price competition. Consequently, short product life cycles and reductions in unit selling prices due to competitive pressures over the life of a product are common. The Company's future success will depend on its ability to continue to develop and manufacture competitive products and achieve cost reductions for its existing products. Advances in technology will require increased investment in product engineering to maintain the Company's market position. In addition, the Company monitors new technology developments and coordinates with suppliers, distributors and dealers to enhance existing products and lower costs. The Company's future operating results could be adversely affected if the Company is unable to develop and manufacture new, competitive products in a timely manner.

    COMPONENT AVAILABILITY AND COST; DEPENDENCE ON SINGLE SOURCES While most components are available locally from multiple vendors, certain components used in the Company's products are only available from single sources.
Although the Company generally buys components under purchase orders and does not have long-term agreements with its suppliers, it expects that its suppliers will be able to continue to satisfy its requirements. The Company has developed strategic relationships with single suppliers of several of its components. Although alternate suppliers are readily available for many of these components, for some components the process of qualifying replacement suppliers, replacing tooling or ordering and receiving replacement components could take several months and cause substantial disruption to the Company's operations. The Company uses a material requirements planning system that is intended to aid in making "Just-in-Time" decisions; however, if a supplier is unable to meet the Company's needs or supplies parts which the Company finds unacceptable, the Company may not be able to meet production demands. Certain key components of the Company's products are supplied indirectly by its principal competitor, Hewlett-Packard. The Company believes that Hewlett-Packard supplies these components to many other customers. Any significant increase in component prices or decrease in component availability could have a material adverse effect on the Company's results of operations.

    POSSIBILITY OF CHALLENGE TO COMPANY'S PRODUCTS OR INTELLECTUAL PROPERTY RIGHTS From time to time, certain competitors, including Hewlett-Packard, have asserted patent rights relevant to the Company's business. The Company expects that this will continue. The Company carefully evaluates each assertion relating to its products. If the Company is not successful in establishing that asserted rights have not been violated, the Company could be prohibited from marketing the products that incorporate such technology. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products should be found to infringe upon the intellectual property rights of others, the Company could be enjoined from further infringement and be liable for any damages. The Company relies on a combination of trade secret, copyright, trademark and patent protection and non-disclosure agreements to protect its proprietary rights. There can be no assurance, however, that the measures adopted by the Company for the protection of its intellectual property will be adequate to protect its interests, or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

    DEPENDENCE ON EXPORT SALES For 1996, 1995 and 1994, sales outside the United States represented approximately 59%, 63% and 57% of net sales, respectively. The Company expects export sales to continue to represent a significant portion of its net sales. All of the Company's products sold in the international markets are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in foreign markets. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, currency exchange fluctuations, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations and collecting accounts receivable. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. As the Company continues to expand its international business, there can be no assurance that these factors will not have an adverse effect on the Company's sales and, consequently, on the Company's results of operations.

    FUTURE CAPITAL NEEDS Although the Company first achieved profitability on an annual basis in 1992, there can be no assurance that future profitability or revenue growth, if any, will continue on a quarterly or annual basis. Losses may occur on a quarterly or annual basis for a number of reasons outside the Company's control. The growth of the Company's business will require the commitment of substantial capital resources. If funds are not available from operations, the Company may need to raise additional funds. The Company may seek such additional funding through public and private financing, including equity financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or, if available, not on terms acceptable to the Company. Insufficient funds may require the Company to delay, reduce or eliminate some or all of its planned activities.

    RELIANCE ON INDIRECT DISTRIBUTION The Company markets and sells it products domestically and internationally primarily through specialty distributors, dealers, VARs and OEMs. The Company's sales are principally made through distributors which may carry competing product lines. Such distributors could reduce or discontinue sales of the Company's products which could have a material adverse effect on the Company's operating results. There can be no assurance that these independent distributors will devote the resources necessary to provide effective sales and marketing support of the Company's products. In addition, the Company is dependent upon the continued viability and financial stability of these distributors, many of which are small organizations with limited capital. These distributors, in turn, are substantially dependent on general economic conditions and other factors affecting the wide-format printer market. The Company believes that its future growth and success will continue to depend in large part upon its distribution channels. Although the Company believes that it provides adequate allowances for bad debts and, to date, has not experienced significant amounts of bad debts, there can be no assurance that actual bad debts will not exceed recorded allowances resulting in a material adverse effect on the Company's results of operations. To expand its distribution channels, the Company has entered into select OEM and private label arrangements that allow it to address specific market segments or geographic areas. In order to prevent inventory writedowns, to the extent that OEM and private label customers do not purchase products as anticipated, the Company may need to convert such products to make them salable to other customers.

    DEPENDENCE ON KEY PERSONNEL The success of the Company is dependent, in part, on its ability to attract and retain qualified management and technical personnel. Competition for such personnel is intense, and the inability to attract additional key employees or the loss of one or more current key employees could adversely affect the Company. None of the Company's senior management is subject to an employment agreement with the Company, although the Company has recently put into place severance arrangements with this group. There can be no assurance that the Company will retain its key personnel. In addition, as part of its research and development efforts, the Company relies heavily on industry consultants to assist and influence design decisions, ensure continued compatibility with software and hardware leaders, keep abreast of technological advances, and design for manufacture. A delay in product introduction is possible to the extent key consultants become unavailable.

    MANAGEMENT OF GROWTH The Company has recently experienced significant growth as revenues from product sales have increased to $107.4 million for the year ended December 31, 1996, compared to $65.5 million in 1995 and $43.6 million in 1994. Such growth has placed, and, if continued, will continue to place, a significant strain on the Company's management, systems and operations. The Company's future operating results will depend on its ability to broaden the Company's senior management group, attract, hire and retain skilled employees, and implement new and enhance existing operational information and financial control systems. There can be no assurance that any new personnel hired by the Company will be successfully integrated into the business. The Company's inability to manage growth effectively could have a material adverse effect on the Company's results of operations.

    ENTERPRISE-WIDE INFORMATION SYSTEM The Company is planning to replace its current management information system with a comprehensive enterprise-wide information system. The Company expects that this system will allow it to realize significant operational efficiencies and facilitate future growth, and it will devote significant resources to system design selection and testing. The Company's operations could be disrupted, however, if the transition to the new system is not effected smoothly or if the system does not perform as expected.

    DEVELOPING WIDE-FORMAT INKJET AND SUPPLIES MARKETS AND APPLICATIONS The markets for wide-format color inkjet printers and related supplies are relatively new and are still developing. The Company believes that there has been growing market acceptance for inkjet printers and related supplies. There can be no assurance that the markets and applications for wide-format printers and related supplies will continue to grow. Other technologies are constantly improving and there can be no assurance that products based on these other technologies will not have a material adverse effect on the markets for the Company's products.

    ABSENCE OF DIVIDENDS No cash dividends have been paid on the Company's Common Stock to date and the Company does not anticipate paying cash dividends in the foreseeable future.

    VOLATILITY OF STOCK PRICE The market price of the Company's Common Stock has fluctuated significantly since the Company's initial public offering of Common Stock in December 1993. The Company believes that factors such as general stock market trends, announcements of developments related to the Company's business, fluctuations in the Company's operating results, general conditions in the computer peripheral market and the markets served by the Company or the worldwide economy, a shortfall in revenue or earnings from securities analysts' expectations, announcements of technological innovations or new inkjet products or enhancements by the Company or its competitors, developments in patents or other intellectual property rights and developments in the Company's relationships with its customers and suppliers could cause a further significant fluctuation in the price of the Company's Common Stock. In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations that are unrelated to the Company's performance.

ENCAD, Inc.

COMMON
  STOCK
    MATTERS

The Common Stock of ENCAD is traded on the Nasdaq National Market under the symbol "ENCD." Prior to the initial public offering on December 16, 1993, there was no established published trading market for ENCAD's Common Stock. The following table presents quarterly information on the price range of the Common Stock, as adjusted for the two-for-one stock split in the form of a 100% stock dividend on May 31, 1996. This information indicates the high and low sales prices as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

PRICE RANGE OF COMMON STOCK


                                1996                  1995
                            -------------         -------------
                            High     Low          High     Low
---------------------------------------------------------------
First Quarter               12.50    7.63         18.50   11.38
Second Quarter              25.25   11.50         29.38   17.63
Third Quarter               43.75   16.75         29.88   13.63
Fourth Quarter              46.75   34.38         20.25   13.13
---------------------------------------------------------------

    The Company had 305 shareholders of record and approximately 4,500 beneficial shareholders as of December 31, 1996. The last sales price for ENCAD's Common Stock as reported by Nasdaq on December 31, 1996, was $41.25.

DIVIDEND POLICY
The Company has not paid dividends on its Common Stock and presently intends to continue this policy in order to retain earnings for use in its business. In addition, the Company's line of credit arrangement prohibits the payment of cash dividends without prior bank approval if amounts are outstanding under such line of credit.